The PiggyBack Network

What the Family Carpool Experience SHOULD Be

PiggyBack

The Problem...

Every school day, 42 million American families drive a child to school.

That's a $30B rideshare category that has no marketplace leader.

We created a platform where parents and guardians connect with local driving families that already drive the same routes.

- Background Check
- Members Match
- Members Meet In Person
- Members schedule affordable rides as needed


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93%
gybacknetwork.com
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PiggyBack
SAFE | EASY | RELIABLE
The Car Pool Experience Your Community Needs
Get Started
A carpool for your kids,

Serviceable Available Market
(US population)

Charter Schools	Youth Sports	Magnet Schools	Youth Facilities	HR Departments
3.4M Students	60M Youth Athletes	2.5M Students	YMCA 1M Youth	Employer benefit packages
10% of Students	**10% of Athletes**	**10% of Students**	**40% of Youth**	
$680M	$600M	$1B	$500M	

The global carpooling market is expected to reach $21 billion by 2030, @ 14% annual growth.

Serviceable Obtainable Market

$2.8B

Competitive Differentiation

	HOPSKIPDRIVE	ZUM	UBER	PiggyBack
Flexibility in daily schedule	✗	✗	✓	✓
Brings parent community closer	✗	✗	✗	✓
Average 5 mile trip for roughly $10	✗	✗	✗	✓
Passengers as young as 3 months old	✗	✗	✗	✓
National Presence	✗	✗	✓	✓

Traction…

Summer 2023 Pilot

- YMCA Metro Chicago


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MAY 31, 2023
YMCA and PiggyBack Team Up to Get More Kids to Day Camp

Fall 2023

- 530 Scholars
- Doctoral Moms
- Suburban Youth Football
- Marwen Arts
- Chicago Children's Choir

- Boys & Girls Club Austin, TX
- Coral Riding Academy, NC
- YMCA Greater Boston

Direct Impact

Sustainable Development Goals in our sights as we please our customers

- Good health and well-being
- Reduced inequalities
- Quality education
- Climate action
- Affordable and clean energy
- Life on land
- Sustainable cities and communities

PiggyBack

Business Model



HYBRID BUSINESS MODEL

PEER TO PEER

(free)

Members create two way marketplace based on routine driving patterns.

ON-DEMAND

(fee per ride)

Requesting Members pay for rides and Driving Members earn compensation



Peer to Peer (Free Member Matching)

&

On-Demand (Commission Per Ride)

01 Requesting member selects the date

02 Requesting member requests the Ride

03 Driving member executes the Ride

Our Founders



Ismael El-Amin

CO-FOUNDER AND CEO

- Princeton University, BSE
- Electrical Engineering / Varsity Football
- 20 Years Corporate Leadership
- Director of Business Development
- Parent of 4



Donald Scott II

CO-FOUNDER AND CTO

- Princeton University, BSE
- Electrical Engineering / Varsity Football
- 20 Years Corporate Technical Management
- IT Solution Architect
- Parent of 3

PiggyBack



Thank you!